UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of July 2020

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated July 30, 2020 titled: “With all plants and depots up and running by the end of the second quarter, CNH Industrial reported consolidated revenues of $5.6 billion, net income of $361 million and adjusted net loss(2)(3) of $85 million. Net debt of Industrial Activities(2)(3) at $2.3 billion, with positive free cash flow(2)(3) of $97 million helped by end-demand resuming in most markets and the Company’s cost reduction and cash preservation measures. CNH Industrial ended the quarter with strong available liquidity(2)(3) of $11.5 billion.”

Exhibit 99.2	CNH Industrial N.V. Second Quarter and Half-Year 2020 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

July 30, 2020

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated July 30, 2020, titled: “With all plants and depots up and running by the end of the second quarter, CNH Industrial reported consolidated revenues of $5.6 billion, net income of $361 million and adjusted net loss(2)(3) of $85 million. Net debt of Industrial Activities(2)(3) at $2.3 billion, with positive free cash flow(2)(3) of $97 million helped by end-demand resuming in most markets and the Company’s cost reduction and cash preservation measures. CNH Industrial ended the quarter with strong available liquidity(2)(3) of $11.5 billion.”

Exhibit 99.2	CNH Industrial N.V. Second Quarter and Half-Year 2020 Results Review Presentation